FORM 8-A


                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549


                  FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                       PURSUANT TO SECTION 12(b) OR (g) OF THE
                           SECURITIES EXCHANGE ACT OF 1934


                              APPALACHIAN POWER COMPANY
                (Exact name of registrant as specified in its charter)


          Virginia                                               54-0124790
          (State of incorporation                          (I.R.S. Employer
          or organization)                           Identification Number)


          40 Franklin Road, S.W., Roanoke, Virginia                   24011
          (Address of principal executive offices)               (Zip Code)



          If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [X]


          If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]


          Securities to be registered pursuant to Section 12(b) of the Act:

                                                      Name of each exchange
          Title of each class                           on which each class
          to be so registered                           is to be registered
          Junior Subordinated Deferrable            New York Stock Exchange
          Interest Debentures, Series B
                    due 2027


          Securities to be registered pursuant to Section 12(g) of the Act:

                                         None
                                   (Title of Class)


          Item. 1.  Description of Securities to be Registered.

                    The description of securities under the heading "DESCRIPTION OF SERIES B JUNIOR SUBORDINATED DEBENTURES" in the Registrant's Prospectus Supplement relating to the Registrant's 8% Junior Subordinated Deferrable Interest Debentures, Series B, due 2027, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, is hereby incorporated by reference in said Registration Statement Nos. 333-22085 and 333-22951.


          Item 2.   Exhibits.

          1. Annual Report on Form 10-K for the fiscal year ended December 31, 1995 [File No. 1-3457].

          2.        None.

          3.        None.

          4.(i) Registrant's Restated Articles of Incorporation, and amendments thereto to November 4, 1993 [Registration Statement No. 33-50163, Exhibit 4(a); Registration Statement No. 33-53805, Exhibits 4(b) and (c)].

          4.(ii) Copy of Articles of Amendment to Restated Articles of Incorporation of APCo, dated June 6, 1994 [Annual Report on Form 10-K for the fiscal year ended December 31, 1994, File No. 1-3457, Exhibit 3(b)]

          4.(iii) Copy of Articles of Amendment to the Restated Articles of Incorporation of APCo, dated March 6, 1997.

          4.(iv) Copy of By-Laws of APCo (amended as of January 1, 1996) [Annual Report on Form 10-K for the fiscal year ended December 31, 1995, File No. 1-3457, Exhibit 3(d)].

          5. Form of the Registrant's Global Security for 8% Junior Subordinated Deferrable Interest Debentures, Series B, due 2027.

          6. Indenture, dated as of September 1, 1996, between the Registrant and The First National Bank of Chicago, as Trustee, as supplemented by a First Supplemental Indenture, dated as of September 1, 1996 and by a Second Supplemental Indenture, dated as of March 1, 1997, relating to the 8% Junior Subordinated Deferrable Interest Debentures, Series B, due 2027, is incorporated by reference from the Registrant's Form S-3 Registration Statement filed with the Securities and Exchange Commission and effective on February 27, 1997 [Registration Statement No. 333-22085, Exhibits 4(a), 4(b) and 4(c)].


                                      SIGNATURE


               Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        APPALACHIAN POWER COMPANY
          Date:  March 17, 1997                   (Registrant)



                                        By:__/s/ G. P. Maloney___
                                             G. P. Maloney, Vice President



                                  INDEX TO EXHIBITS


          Exhibit
          Number                        Exhibit


          4.(iii) Copy of Articles of Amendment to the Restated Articles of Incorporation of APCo, dated March 6, 1997.

          5. Form of the Registrant's Global Security for 8% Junior Subordinated Deferrable Interest Debentures, Series B, due 2027.




                                                             Exhibit 4(iii)


                              APPALACHIAN POWER COMPANY

                                ARTICLES OF AMENDMENT
                                        TO THE
                    RESTATED ARTICLES OF INCORPORATION, AS AMENDED


               1.   The  name  of  the  corporation  is  APPALACHIAN  POWER
          COMPANY.

               2.   The  Amendment adopted  is  to remove  in its  entirety
          ARTICLE  V,   Clause  7(B)(b)  from  the   Restated  Articles  of
          Incorporation, as amended.

               3. On January 30, 1997, notice of the meeting, accompanied by a copy of the Amendment, was given in the manner provided in the Virginia Stock Corporation Act to each of the Corporation's shareholders of record. The foregoing Amendment was adopted by the shareholders of the Corporation on February 28, 1997.

               4. On January 29, 1997, the foregoing Amendment was proposed by the Board of Directors of the Corporation, which found adoption of the Amendment to be in the Corporation's best interest and directed that it be submitted to the shareholders of the Corporation for their approval at a special meeting on February 28, 1997.

               5. Holders of the shares of the Corporation's common stock and preferred stock were eligible to vote separately as a class in the adoption of the Amendment. The number of shares of common stock and preferred stock voted for the Amendment was sufficient to approve the Amendment. The designation, the number of outstanding shares on the record date, the number of votes entitled to be cast by each voting group entitled to vote separately on the foregoing Amendment and the undisputed number of votes cast for, against and abstaining from the Amendment were as follows:

                                                                    Undisputed Votes Cast

                                                   Entitled
                  Class             Outstanding     to Vote      For        Against     Abstain
       Cumulative Preferred Stock,
       no par value                   2,198,150    2,198,150

       Common Stock, no par value                 13,499,500  13,499,500

                                                      APPALACHIAN POWER COMPANY


                                             By_/s/ John M. Adams, Jr.
                                                John M. Adams, Jr.
                                               Assistant Secretary


          March 3, 1997




                                                                  Exhibit 5


               This Debenture is a Global Debenture within the meaning of the Indenture hereinafter referred to and is registered in the name of a Depository or a nominee of a Depository. This Debenture is exchangeable for Debentures registered in the name of a person other than the Depository or its nominee only in the limited circumstances described in the Indenture, and no transfer of this Debenture (other than a transfer of this Debenture as a whole by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository or another nominee of the Depository) may be registered except in limited circumstances.

               Unless this Debenture is presented by an authorized representative of The Depository Trust Company, a New York corporation ("DTC"), to the issuer or its agent for registration of transfer, exchange or payment, and any Debenture issued is registered in the name of Cede & Co. or in such other name as is requested by an authorized representative of DTC and any payment hereon is made to Cede & Co., or to such other entity as is requested by an authorized representative of DTC, ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

          No. _____                           3,600,000 Junior Subordinated
                                            Deferrable Interest Debentures,
          CUSIP No.                               $25 principal amount each


                              APPALACHIAN POWER COMPANY


                                  % JUNIOR SUBORDINATED
                            DEFERRABLE INTEREST DEBENTURE,
                                  SERIES B, DUE 2027

                    APPALACHIAN POWER COMPANY, a corporation duly organized and existing under the laws of the Commonwealth of Virginia (herein referred to as the "Company", which term includes any successor corporation under the Indenture hereinafter referred
          to), for value received, hereby promises to pay to CEDE & CO. or registered assigns, the principal sum of $90,000,000 on March 31, 2027, and to pay interest on said principal sum from March __, 1997 or from the most recent interest payment date (each such date, an "Interest Payment Date") to which interest has been paid or duly provided for, quarterly (subject to deferral as set forth herein) in arrears on each March 31, June 30, September 30 and December 31 commencing March 31, 1997 at the rate of ______% per annum until the principal hereof shall have become due and payable, and on any overdue principal and premium, if any, and (without duplication and to the extent that payment of such interest is enforceable under applicable law) on any overdue installment of interest at the same rate per annum during such overdue period. Interest shall be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on this Debenture is not a business day, then payment of interest payable on such date will be made on the next succeeding day which is a business day (and without any interest or other payment in respect of any such delay), except that, if such business day is in the next succeeding calendar year, such payment shall be made on the immediately preceding business day, in each case with the same force and effect as if made on such date. The interest installment so payable, and punctually paid or duly provided for, on any Interest Payment Date (other than interest payable on redemption or maturity) will, as provided in the Indenture, be paid to the person in whose name this Debenture (or one or more Predecessor Debentures, as defined in said Indenture) is registered at the close of business on the regular record date for such interest installment, which shall be the close of business on the business day next preceding such Interest Payment Date. Interest payable on redemption or maturity shall be payable to the person to whom the principal is paid. Any such interest installment not punctually paid or duly provided for shall forthwith cease to be payable to the registered holders on such regular record date, and may be paid to the person in whose name this Debenture (or one or more Predecessor Debentures) is registered at the close of business on a special record date to be fixed by the Trustee for the payment of such defaulted interest, notice whereof shall be given to the registered holders of this series of Debentures not less than 10 days prior to such special record date, or may be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Debentures may be listed, and upon such notice as may be required by such exchange, all as more fully provided in the Indenture. The principal of (and premium, if any) and the interest on this Debenture shall be payable at the office or agency of the Company maintained for that purpose, in any coin or currency of the United States of America which at the time of payment is legal tender for payment of public and private debts; provided, however, that payment of interest may be made at the option of the Company by check mailed to the registered holder at such address as shall appear in the Debenture Register.

               Payment of the principal of, premium, if any, and interest on this Debenture is, to the extent provided in the Indenture, subordinated and subject in right of payment to the prior payment in full of all Senior Indebtedness, as defined in the Indenture, and this Debenture is issued subject to the provisions of the Indenture with respect thereto. Each Holder of this Debenture, by accepting the same, (a) agrees to and shall be bound by such provisions, (b) authorizes and directs the Trustee on his or her behalf to take such action as may be necessary or appropriate to acknowledge or effectuate the subordination so provided and (c) appoints the Trustee his or her attorney-in-fact for any and all such purposes. Each Holder hereof, by his or her acceptance hereof, hereby waives all notice of the acceptance of the subordination provisions contained herein and in the Indenture by each holder of Senior Indebtedness, whether now outstanding or hereafter incurred, and waives reliance by each such holder upon said provisions.

               This Debenture is one of a duly authorized series of Debentures of the Company (herein sometimes referred to as the "Debentures"), specified in the Indenture, all issued or to be issued in one or more series under and pursuant to an Indenture dated as of September 1, 1995 duly executed and delivered between the Company and The First National Bank of Chicago, a national banking association organized and existing under the laws of the United States, as Trustee (herein referred to as the "Trustee"), as supplemented by the First Supplemental Indenture dated as of September 1, 1995 and by the Second Supplemental Indenture dated as of February 1, 1997 between the Company and the Trustee (said Indenture as so supplemented being hereinafter referred to as the "Indenture"), to which Indenture and all indentures supplemental thereto reference is hereby made for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Company and the holders of the Debentures. By the terms of the Indenture, the Debentures are issuable in series which may vary as to amount, date of maturity, rate of interest and in other respects as in the Indenture provided. This series of Debentures is limited in aggregate principal amount as specified in said Second Supplemental Indenture.

               Subject to the terms of Article Three of the Indenture, the Company shall have the right to redeem this Debenture at the option of the Company, without premium or penalty, in whole or in part at any time on or after March 5, 2002 (an "Optional Redemption"), at a redemption price equal to 100% of the principal amount plus any accrued but unpaid interest to the date of such redemption (the "Optional Redemption Price"). Any redemption pursuant to this paragraph will be made upon not less than 30 nor more than 60 days' notice, at the Optional Redemption Price. If the Debentures are only partially redeemed by the Company pursuant to an Optional Redemption, the Debentures will be redeemed pro rata or by lot or by any other method utilized by the Trustee; provided that if at the time of redemption, the Debentures are registered as a Global Debenture, the Depository shall determine by lot the principal amount of such Debentures held by each Debentureholder to be redeemed.

               In the event of redemption of this Debenture in part only, a new Debenture or Debentures of this series for the unredeemed portion hereof will be issued in the name of the Holder hereof upon the cancellation hereof.

               In case an Event of Default, as defined in the Indenture, shall have occurred and be continuing, the principal of all of the Debentures may be declared, and upon such declaration shall become, due and payable, in the manner, with the effect and subject to the conditions provided in the Indenture.

               The Indenture contains provisions for defeasance at any time of the entire indebtedness of this Debenture upon compliance by the Company with certain conditions set forth therein.

               The Indenture contains provisions permitting the Company and the Trustee, with the consent of the Holders of not less than a majority in aggregate principal amount of the Debentures of each series affected at the time outstanding, as defined in the Indenture, to execute supplemental indentures for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of any supplemental indenture or of modifying in any manner the rights of the Holders of the Debentures; provided, however, that no such supplemental indenture shall (i) extend the fixed maturity of any Debentures of any series, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce any premium payable upon the redemption thereof, without the consent of the holder of each Debenture so affected or (ii) reduce the aforesaid percentage of Debentures, the holders of which are required to consent to any such supplemental indenture, without the consent of the holders of each Debenture then outstanding and affected thereby. The Indenture also contains provisions permitting the Holders of a majority in aggregate principal amount of the Debentures of all series at the time outstanding affected thereby, on behalf of the Holders of the Debentures of such series, to waive any past default in the performance of any of the covenants contained in the Indenture, or established pursuant to the Indenture with respect to such series, and its consequences, except a default in the payment of the principal of or premium, if any, or interest on any of the Debentures of such series. Any such consent or waiver by the registered Holder of this Debenture (unless revoked as provided in the Indenture) shall be conclusive and binding upon such Holder and upon all future Holders and owners of this Debenture and of any Debenture issued in exchange herefor or in place hereof (whether by registration of transfer or otherwise), irrespective of whether or not any notation of such consent or waiver is made upon this Debenture.

               No reference herein to the Indenture and no provision of this Debenture or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and premium, if any, and interest on this Debenture at the time and place and at the rate and in the money herein prescribed.

               The Company shall have the right at any time during the term of the Debentures, from time to time to extend the interest payment period of such Debentures for up to 20 consecutive quarters (the "Extended Interest Payment Period"), at the end of which period the Company shall pay all interest then accrued and unpaid (together with interest thereon compounded quarterly at the rate specified for the Debentures to the extent that payment of such interest is enforceable under applicable law); provided that, during such Extended Interest Payment Period the Company shall not declare or pay any dividend on, or purchase, acquire or make a liquidation payment with respect to, any of its capital stock, or make any guarantee payments with respect thereto. Prior to the termination of any such Extended Interest Payment Period, the Company may further extend such Extended Interest Payment Period, provided that such Period together with all such previous and further extensions thereof shall not exceed 20 consecutive quarters or extend beyond the maturity of the Debentures. At the termination of any such Extended Interest Payment Period and upon the payment of all accrued and unpaid interest and any additional amounts then due, the Company may select a new Extended Interest Payment Period.

               As provided in the Indenture and subject to certain limitations therein set forth, this Debenture is transferable by the registered holder hereof on the Debenture Register of the Company, upon surrender of this Debenture for registration of transfer at the office or agency of the Company accompanied by a written instrument or instruments of transfer in form satisfactory to the Company or the Trustee duly executed by the registered Holder hereof or his or her attorney duly authorized in writing, and thereupon one or more new Debentures of authorized denominations and for the same aggregate principal amount and series will be issued to the designated transferee or transferees. No service charge will be made for any such transfer, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in relation thereto.

               Prior to due presentment for registration of transfer of this Debenture, the Company, the Trustee, any paying agent and any Debenture Registrar may deem and treat the registered Holder hereof as the absolute owner hereof (whether or not this Debenture shall be overdue and notwithstanding any notice of ownership or writing hereon made by anyone other than the Debenture Registrar) for the purpose of receiving payment of or on account of the principal hereof and premium, if any, and interest due hereon and for all other purposes, and neither the Company nor the Trustee nor any paying agent nor any Debenture Registrar shall be affected by any notice to the contrary.

               No recourse shall be had for the payment of the principal of or the interest on this Debenture, or for any claim based hereon, or otherwise in respect hereof, or based on or in respect of the Indenture, against any incorporator, stockholder, officer or director, past, present or future, as such, of the Company or of any predecessor or successor corporation, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise, all such liability being, by the acceptance hereof and as part of the consideration for the issuance hereof, expressly waived and released.

               This Global Debenture is exchangeable for Debentures in definitive form only under certain limited circumstances set forth in the Indenture. Debentures of this series so issued are issuable only in registered form without coupons in denominations of $25 and any integral multiple thereof. As provided in the Indenture and subject to certain limitations herein and therein set forth, Debentures of this series so issued are exchangeable for a like aggregate principal amount of Debentures of this series of a different authorized denomination, as requested by the Holder surrendering the same.

               All terms used in this Debenture which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

               This Debenture shall not be entitled to any benefit under the Indenture hereinafter referred to, be valid or become obligatory for any purpose until the Certificate of Authentication hereon shall have been signed by or on behalf of the Trustee.

               Unless the Certificate of Authentication hereon has been executed by the Trustee or a duly appointed Authentication Agent referred to on the reverse side hereof, this Debenture shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

               IN WITNESS WHEREOF, the Company has caused this Instrument to be executed.


          Dated:  March   , 1997


                                             APPALACHIAN POWER COMPANY


                                             By_______________________
                                                      Treasurer

          Attest:


          By____________________
            Assistant Secretary


                            CERTIFICATE OF AUTHENTICATION

               This is one of the Debentures of the series of Debentures described in the within-mentioned Indenture.


          THE FIRST NATIONAL BANK OF CHICAGO
          as Trustee or as Authentication Agent


          By__________________________
          Authorized Signatory


               FOR   VALUE  RECEIVED,   the  undersigned   hereby  sell(s),
          assign(s) and transfer(s) unto

          (PLEASE INSERT SOCIAL SECURITY OR OTHER
             IDENTIFYING NUMBER OF ASSIGNEE)

          _______________________________________
          ________________________________________________________________
          ________________________________________________________________
          (PLEASE PRINT OR TYPE NAME AND ADDRESS, INCLUDING ZIP CODE, OF
          ________________________________________________________________
          ASSIGNEE) the within Debenture and all rights thereunder, hereby
          ________________________________________________________________
          irrevocably constituting and appointing such person attorney to
          ________________________________________________________________
          transfer such Debenture on the books of the Issuer, with full
          ________________________________________________________________
          power of substitution in the premises.



          Dated: ______________________      ____________________________



          NOTICE:   The  signature to this  assignment must correspond with
                    the name as written upon the face of the within Debenture in every particular, without alteration or enlargement or any change whatever and NOTICE:
                    Signature(s) must be guaranteed by a financial institution that is a member of the Securities Transfer Agents Medallion Program ("STAMP"), the Stock Exchange Medallion Program ("SEMP") or the New York Stock Exchange, Inc. Medallion Signature Program ("MSP").